Samuel H. Pilch
Senior Group Vice President and Controller
The Allstate Corporation

July 8, 2011

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          The Allstate Corporation

Form 10-K for the Year Ended December 31, 2010

Filed on February 24, 2011

File Number: 001-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated June 10, 2011, to Mr. Don Civgin, Executive Vice President and Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the comment in bold typeface and appearing below each comment are explanatory remarks and the disclosure revision to be adopted for the quarterly period ended June 30, 2011 as indicated.

13.  Commitments, Guarantees and Contingent Liabilities

Legal and regulatory proceedings and inquiries, page 186.

1.     We acknowledge your response to prior comment seven in which you provide proposed revised disclosure separately indicating for each contingency why you cannot estimate the reasonably possible loss or range of loss above any amounts accrued.  Please address the following additional comments:

•      Please provide us proposed revised disclosure to be included in future periodic reports that indicates the aggregate losses accrued or explain to us why such disclosure is not necessary.  Please refer to ASC 450-20-50-1.

The following reflects how the disclosure in our Form 10-Q for the quarterly period ended March 31, 2011 will be revised in our Form 10-Q for the quarterly period ended June 30, 2011.  Changes are marked from the draft disclosure included in our May 6, 2011 response letter.  Since we will be adding an aggregate estimate of the range of reasonably possible loss in excess of the amount accrued, if any, for the matters where such an estimate is possible, we are removing the specific discussions of why an estimate is not possible for each individual matter.

Legal and regulatory proceedings and inquiries

~~Background~~

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business.  ~~As background to both the “Claims related proceedings” and “Other proceedings” subsections below, please note the following:~~

Background

These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation, or otherwise; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

The outcome of these matters may be affected by decisions, verdicts, and settlements, and the timing of such decisions, verdicts, and settlements, in other individual and class action lawsuits that involve the Company, other insurers, or other entities and by other legal, governmental, and regulatory actions that involve the Company, other insurers, or other entities.  The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.

In the lawsuits, plaintiffs seek a variety of remedies which may include equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages.  In some cases, the monetary damages sought may include punitive or treble damages.  Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings.  When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court.  In Allstate’s experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution, and changes in business practices.  The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

~~For the reasons specified above, it is not possible to develop an estimate of the reasonably possible loss or range of loss above any amounts accrued that could result from the matters described below in the “Claims related proceedings” and “Other proceedings” subsections.  The Company reviews these matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions.  Consistent with applicable accounting guidance, each reporting period management assesses contingencies qualifying for disclosure to determine if an estimate of the reasonably possible loss or range of loss can be made.  For the matters disclosed, many factors lead management to conclude that it is not possible to provide an estimate of the reasonably possible loss or range of loss, including: (1) the plaintiff’s request for relief is ill-defined or incomplete; (2) discovery in the matters is not complete; (3) the court has not certified a class, or any purported class may not be clearly defined; (4) the applicable law for the claims at issue is unresolved; and (5) the court has not yet ruled on certain dispositive motions.  When assessing reasonably possible and probable outcomes, the Company bases its decisions on its assessment of the ultimate outcome following all appeals.~~

Accrual and disclosure policy

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions.  The Company establishes accruals for such matters at management’s best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  The Company’s assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

The Company continues to monitor its lawsuits, regulatory inquiries, and other legal proceedings for further developments that would make the loss contingency both probable and estimable, and accordingly accruable, or that could affect the amount of accruals that have been previously established.  There may continue to be exposure to loss in excess of any amount accrued.  Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company’s ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter.  When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed.  Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.

For certain of the matters described below in the “Claims related proceedings” and “Other proceedings” subsections, the Company is able to estimate the reasonably possible loss or range of loss above the amount accrued, if any.  In determining whether it is possible to estimate the reasonably possible loss or range of loss, the Company reviews and evaluates the disclosed matters, in conjunction with counsel, in light of potentially relevant factual and legal developments.  These developments may include information learned through the discovery process, rulings on dispositive motions, settlement discussions, and other rulings by courts, arbitrators or others.  When the Company possesses sufficient appropriate information to develop an estimate of the reasonably possible loss or range of loss above the amount accrued, if any, that estimate is aggregated and disclosed below.  There may be other disclosed matters for which a loss is probable or reasonably possible but such an estimate is not possible.

As of June 30, 2011, the Company estimates that the aggregate range of reasonably possible loss in excess of the amount accrued, if any, for the disclosed matters where such an estimate is possible is $X to $X, pre-tax.  This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions, and known and unknown uncertainties.  The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate.  The estimate does not include matters for which an estimate is not possible.  Therefore, this estimate represents an estimate of possible loss only for certain matters meeting these criteria.  It does not represent the Company’s maximum possible loss exposure.  Information is provided below regarding the nature of all of the disclosed matters and, where specified, the amount, if any, of plaintiff claims associated with these loss contingencies.

Due to the complexity and scope of the matters disclosed in the “Claims related proceedings” and “Other proceedings” subsections below and the many uncertainties that exist, the ultimate outcome of these matters cannot be reasonably predicted.  In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently ~~reserved~~accrued, if any, and may be material to the Company’s operating results or cash flows for a particular quarterly or annual period.  However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material ~~adverse~~ effect on the financial position of the Company.

Claims related proceedings

The Company is vigorously defending a number of matters in various stages of development filed in the aftermath of Hurricane Katrina, including individual lawsuits and a statewide putative class action in Louisiana.  The Louisiana Attorney General filed a putative class action lawsuit in state court against Allstate and every other homeowner insurer doing business in the State of Louisiana, on behalf of the State, as assignee, and on behalf of a class of Road Home fund recipients (the “Road Home Class Action”) alleging that the insurers have failed to pay all damages owed under their policies.  The insurers removed the matter to federal court.  The district court denied plaintiffs’ motion to remand the matter to state court and the U.S. Court of Appeals for the Fifth Circuit (“Fifth Circuit”) affirmed that ruling.  The defendants filed a motion to dismiss and the plaintiffs filed a motion to remand the claims involving a Road Home subrogation agreement.  In March 2009, the district court denied the State’s request that its claims be remanded to state court.  As for the defendant insurers’ motion, the judge granted it in part and denied it in part.  Dismissal of all of the extra-contractual claims, including the bad faith and breach of fiduciary duty claims, was granted.  Dismissal also was granted of all claims based on the Valued Policy Law and all flood loss claims based on the levee breaches finding that the insurers flood exclusions precluded coverage.  The remaining claims are for breach of contract and for declaratory relief on the alleged underpayment of claims by the insurers.  The judge did not dismiss the class action allegations.  The defendants also had moved to dismiss the complaint on grounds that the State had no standing to bring the lawsuit as an assignee of insureds because of anti-assignment language in the insurers’ policies.  The judge denied the defendants’ motion for reconsideration on the assignment issue but found the matter was ripe for consideration by the federal appellate court.  The defendants have filed a petition for permission to appeal to the Fifth Circuit.  The Fifth Circuit has accepted review.  After the Fifth Circuit accepted review, plaintiffs filed a motion to remand the case to state court, asserting that the class claims on which federal jurisdiction was premised have now effectively been dismissed as a result of a ruling in a related case.  The Fifth Circuit has denied the motion for remand, without prejudice to plaintiffs’ right to refile the motion for remand after the Fifth Circuit disposes of the pending appeal.  On July 28, 2010, the Fifth Circuit issued an order stating that since there is no controlling Louisiana Supreme Court precedent on the issue of whether an insurance policy’s anti-assignment clause prohibits post-loss assignments, the Fifth Circuit is certifying that issue to the Louisiana Supreme Court.  The issue has been briefed to the Louisiana Supreme Court.  That court heard oral argument on the appeal on March 14, 2011 and a decision is pending.  If the insurers are not successful on the appeal, we anticipate the State to vigorously pursue the case once it returns to the trial court.

~~At the present time, the Company is unable to estimate the potential loss presented by this group of cases.~~  The Company believes that its adjusting practices and processes in connection with Katrina homeowners claims were sound and in accordance with industry standards and state law.  ~~However, e~~Each of the claims involved is fact-specific and requires independent analysis.  There remain significant questions of Louisiana law that have yet to be decided ~~or where there is a conflict of authority~~, including the enforceability of the Company’s anti-assignment clause and certain statute of limitation (prescription) issues.  Based on recent rulings by the Louisiana Supreme Court, new individual cases continue to be filed.  In addition, the State has yet to identify the specific claims that it contends are at issue in the Road Home Class Action, or the alleged deficiencies in adjusting those claims.  There are many potential individual claims at issue in this litigation, each of which will require individual analysis, and a number of which may be subject to individual defenses, including release, accord and satisfaction, prescription, waiver and estoppel.  There has been no factual development or discovery in connection with the Road Home Class Action.  The motions to dismiss have been pending since the inception of the case.  No answers have been filed, and the case remains stayed until the current appeal is concluded.  Moreover, the State has indicated that it intends to drop its class allegations and seek a remand to state court, which is considered to be a less favorable forum, but the dismissal of the class allegations and prosecution by the State solely on its own behalf as assignee, may on the other hand adversely impact the State’s ability to recover exemplary damages or penalties that might otherwise be sought on the underlying claim.  ~~For all of these reasons, including that there are no potentially relevant factual and legal developments that allow for an estimate to be made, the Company is not able to estimate the reasonably possible loss or range of loss.~~  In the Company’s judgment a loss is not probable.

There are one nationwide and several statewide class action lawsuits pending against Allstate alleging that it failed to properly pay general contractors overhead and profit on many homeowner structural loss claims.  Most of these lawsuits contain counts for breach of contract, as well as one or more counts asserting other theories of liability such as bad faith, fraud, unjust enrichment, or unfair claims practices.  General contractors overhead and profit is an amount that is added to payments on claims where the services of a general contractor are reasonably likely to be required.  To a large degree, these lawsuits mirror similar lawsuits filed against other carriers in the industry, some of which have settled.  These lawsuits are pending in various state and federal courts, and they are in different stages of development.  The Company has reached an agreement to settle on a 48-state basis the nationwide class action.  This settlement received preliminary approval from the court on December 6, 2010, and the case was certified as a class for settlement purposes only.  The $75 million settlement was accrued as a prior year reserve reestimate in property-liability insurance claims and claims expense in 2010.  No ~~other~~contested classes have been certified against Allstate on this issue.  The hearing for final approval of the settlement is scheduled for May 6, 2011.

Allstate has been vigorously defending a lawsuit in regards to certain claims employees involving worker classification issues.  This lawsuit is a certified class action challenging a state wage and hour law.  In this case, plaintiffs sought actual damages in an amount to be proven at trial, liquidated damages in an amount equal to an unspecified percentage of the aggregate underpayment of wages to be proven at trial, as well as attorneys’ fees and costs ~~monetary relief, such as penalties and liquidated damages, and non-monetary relief, such as injunctive relief~~.  Plaintiffs have not made a settlement demand nor have they alleged the amount of damages with any specificity.  ~~Discovery~~The case was bifurcated between liability and damages and no discovery has taken place regarding plaintiffs’ alleged damages.  In December 2009, the liability phase of the case was tried, and, on July 6, 2010, the court issued its decision finding in favor of Allstate on all claims.  The plaintiffs have~~are~~ appealed~~ing~~ the decision in favor of Allstate.  ~~At this stage of proceedings, given the various requests for relief, the lack of damages discovery, that only the liability phase of the case has been tried, and no other potentially relevant factual and legal developments that allow for an estimate to be made, the Company is not able to estimate the reasonably possible loss or range of loss.~~  In the Company’s judgment a loss is not probable.

Other proceedings

The Company is defending certain matters relating to the Company’s agency program reorganization announced in 1999.   Although these cases have been pending for ~~several~~many years, they currently are in the early stages of litigation because of appellate court proceedings and threshold procedural issues.

•      These matters include a lawsuit filed in 2001 by the U.S. Equal Employment Opportunity Commission (“EEOC”) alleging retaliation under federal civil rights laws (“EEOC I”) and a class action filed in 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act (“ADEA”), breach of contract and ERISA violations (“Romero I”).  In 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court’s declaratory judgment that the release was voidable at the option of the release signer.  The court also ordered that an agent who voided the release must return to Allstate “any and all benefits received by the [agent] in exchange for signing the release.”  The court also stated that, “on the undisputed facts of record, there is no basis for claims of age discrimination.”  The EEOC and plaintiffs asked the court to clarify and/or reconsider its memorandum and order and in January 2007, the judge denied their request.  In June 2007, the court reversed its prior ruling that the release was voidable and granted the Company’s motions for summary judgment, ruling that the asserted claims were barred by the release signed by most plaintiffs.  In July 2009, following plaintiffs’ filing of a notice of appeal, the U.S. Court of Appeals for the Third Circuit (“Third Circuit”) issued an order in December 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time.  In March 2008, the Third Circuit decided that the appeal should not summarily be dismissed and that the question of whether the matter is appealable at this time will be addressed by the Third Circuit along with the merits of the appeal.  In July 2009, the Third Circuit vacated the trial court’s entry of summary judgment in the Company’s favor and remanded the cases to the trial court for additional discovery, including additional discovery related to the validity of the release and waiver.  In January 2010, following the remand, the cases were assigned to a new judge for further proceedings in the trial court.  Plaintiffs filed their Second Amended Complaint on July 28, 2010.  To date, although discovery has included limited discovery related to damages for individual plaintiffs, no damages discovery has occurred related to the putative class.  Also to date, plaintiffs have not provided calculations of the~~ir~~ putative class’s alleged ~~damages~~back pay or the alleged liquidated, compensatory or punitive damages ~~of a putative class~~, instead asserting that such calculations will only be provided by their expert during expert discovery.  Discovery limited to the validity of the waiver and release continues.  Summary judgment proceedings on the validity of the waiver and release are expected to occur in early 2012.

•      A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue (“Romero II”).  These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes.  Romero II was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in 2005.  In June 2007, the court granted the Company’s motion to dismiss the case.  Following plaintiffs’ filing of a notice of appeal, the Third Circuit issued an order in December 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time.  In March 2008, the Third Circuit decided that the appeal should not summarily be dismissed and that the question of whether the matter is appealable at this time will be addressed by the Third Circuit along with the merits of the appeal.  In July 2009, the Third Circuit vacated the district court’s dismissal of the case and remanded the case to the trial court for additional discovery, and directed that the case be reassigned to another trial court judge.  In January 2010, following the remand, the case was assigned to a new judge (who is the same judge for the Romero I and EEOC I cases) for further proceedings in the trial court.  On April 23, 2010, plaintiffs filed their First Amended Complaint.  As in Romero I and EEOC I, discovery is limited to issues relating to the validity of the waiver and release.  No damages discovery has occurred.

In these agency program reorganization matters, plaintiffs seek unspecified “make whole relief,” back pay, compensatory and punitive damages, liquidated damages, lost investment capital, attorneys’ fees and costs, and equitable relief, including reinstatement to employee agent status with all attendant benefits for up to approximately 6,500 former employee agents.  ~~Given the scope and variety of claims for relief, uncertainty with respect to how or whether invalidation of the waiver and release will affect plaintiffs’ damage claims, uncertainty whether or the extent to which class certification or collective action status will be granted, the lack of damages discovery or other sufficient data concerning plaintiffs’ potential damages and available offsets, and no other potentially relevant factual and legal developments that allow for an estimate to be made, the Company is not able to estimate the reasonably possible loss or range of loss for these matters.~~  In the Company’s judgment a loss is not probable.  Allstate has been vigorously defending these lawsuits and other matters related to its agency program reorganization.

•      Please clarify for us why you cannot estimate a range of reasonably possible losses, given your presumed experience with various types of litigation and other contingencies and the varying stages of the identified contingencies.  In your response, please provide us:

o      An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;

The Company, with the assistance of counsel, monitors developments in matters, in part for the purpose of determining disclosures that may be required for any particular matter.  Such disclosures may include an aggregate estimate of the reasonably possible loss or range of loss.  The process begins with the Company conferring with counsel handling the matter to understand developments with respect to the matter and to understand what basis, if any, may exist to develop an estimate of the reasonably possible loss or range of loss.  The Company and counsel analyze relevant factual and legal information developed in matters that may be used to calculate potential loss as well as information that may be used to offset potential loss.  In litigation matters, for example, this information may include discovery responses and expert reports and testimony.  Often, especially at early stages of a matter, information that may be used to analyze possible loss is lacking.  After completing the above analysis and receiving counsel’s input, the Company makes decisions regarding disclosures that should be made regarding the matter.

o      An explanation of how you determine whether to continue pursuing the matter or attempt to settle instead of litigate; and

The considerations for whether to continue to defend or attempt to settle a particular matter vary and depend upon the circumstances present in each matter.  There is no template which the Company follows in making a settlement decision and each matter presents unique issues.  Factors considered typically include the nature of the venue, the decision maker, jurisdiction, the merits of the claims including the extent to which the issue is one previously untested, the experience of other insurers in similar matters, the qualities of the opposing counsel, the scope of the case including the burden of discovery, the possible impact on the Company’s reputation and the type of settlement which counsel believe could be reached.  The Company, similar to other large insurers, has had a high volume over the years of both class action and individual tort and bad faith litigation and regulatory matters, and the Company and counsel have substantial experience in making both early matter evaluations and ongoing decisions regarding settlement.  With respect to class litigation, for example, more than half of the class action cases are resolved by early motions to dismiss or summary judgment and the Company has also had substantial success in defeating class certification at the trial court or appellate level.  As such, the Company has the experience to make reasonable determinations as to whether and when to consider settlement.

o      The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief.  For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

None of the litigation matters disclosed in the Company’s financial statement footnotes includes a specific claim for an amount of damages in the complaint or other public filings.  It is not unusual that plaintiffs do not allege a specific damage amount in the complaint.  Depending upon the nature of the litigation, evidence regarding damages claims may not be developed until late stages or even the very end of the litigation, such as in class litigation where class damages discovery is often only initiated after a class is certified.  In litigation matters where plaintiffs may allege a specific amount of damages in the complaint, those allegations typically have no asserted basis or methodology.

Beginning in our Form 10-Q for the quarterly period ended June 30, 2011, we will add an aggregate estimate of the range of reasonably possible loss in excess of the amount accrued, if any, for the disclosed matters where such an estimate is possible.  The draft disclosure is included under the first bullet above.

•      In the sixth bullet of the background discussion on page 186, you state that the ultimate outcome of various matters is not likely to have a “material adverse effect” on your financial position.  It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.”  Please provide us proposed revised disclosure to be included in future periodic reports that provides information in the context of that which is material to your financial statements, rather than any variation thereof.

Our use of the phrase “material adverse effect” was not intended to be a higher threshold than the term “material”.  We will remove the word “adverse” from this phrase beginning in our Form 10-Q for the quarterly period ended June 30, 2011.

2.     Please refer to your response to prior comment eight related to the $25 million expense recorded in the fourth quarter of 2010 regarding the lawsuit which became final in 2011.  When assessing reasonably possible and probable outcomes you state that you base your decisions on an “assessment of the ultimate outcome following all appeals.”  Based on this policy you assessed that the possibility of incurring a loss at the time a judgment was entered against you in 2009 was remote.  Please confirm to us that you individually assess each loss contingency and that you do not automatically delay the recording of an accrual in all cases until all appeals are exhausted.  If not, please tell us how your policy complies with the applicable provisions of ASC 450 that require you to record a liability when a loss is probable and can be reasonably estimated.

We confirm that we assess each loss contingency on an individual basis and record accruals when the loss is both probable and reasonably estimable.  The new “Accrual and disclosure policy” section that will be added to the disclosure in our Form 10-Q for the quarterly period ended June 30, 2011 will clarify this fact (see draft disclosure in response to comment 1 above).

If you have any questions regarding this response letter, please contact Kathleen Enright, Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch

Samuel H. Pilch
Senior Group Vice President and Controller
The Allstate Corporation

CC: Ibolya Ignat, Securities and Exchange Commission